



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12060477

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 Glenside Avenue
(No. and Street)

Wyncote	PA	19095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
N. Mark Marr (215) 881-4698
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mitchell & Titus, LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, N. Mark Marr, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Lincoln Investment Planning, Inc., as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Nancy L. Heffner, Notary Public
Cheltenham Twp., Montgomery County
My Commission Expires Dec. 30, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5 (e) (3).*



LINCOLN INVESTMENT PLANNING, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
Year Ended December 31, 2011
With Report of Independent Registered Public Accounting Firm
(Pursuant to Rule 17a-5(e)(3))

MITCHELL & TITUS
A member firm of Ernst & Young Global Limited

LINCOLN INVESTMENT PLANNING, INC.
AND SUBSIDIARIES

Consolidated Statement of Financial Condition
Year Ended December 31, 2011
With Report of Independent Registered
Public Accounting Firm
(Pursuant to Rule 17a-5(e)(3))

LINCOLN INVESTMENT PLANNING, INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
Year Ended December 31, 2011

TABLE OF CONTENTS

	Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENT	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3–14

MITCHELL & TITUS

Mitchell & Titus, LLP
1818 Market Street
Philadelphia, PA 19103
Tel: +1 215 561 7300
Fax: +1 215 569 8709
www.mitchelltitus.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management
Lincoln Investment Planning, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, Inc. and Subsidiaries (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of Lincoln Investment Planning, Inc. and Subsidiaries at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Mitchell & Titus, LLP

February 27, 2012

LINCOLN INVESTMENT PLANNING, INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 20,044,693
Cash – segregated under federal and other regulations	5,836,074
Securities owned, at market value (cost $3,785,888)	3,702,638
Commissions receivable	3,245,760
Fees receivable	79,634
Advances to financial representatives, net of provision for doubtful accounts of $283,820	2,267,609
Receivables from customers	1,422,139
Prepaid expenses	861,544
Notes receivable from financial representatives and others, net of provision for doubtful accounts of $20,689	4,489,629
Furniture and fixtures, net of accumulated depreciation of $75,137	3,678
Deposits with clearing organizations and others	133,510
Goodwill and other intangible assets, net of accumulated amortization	2,251,729
Other assets	241,707
Total assets	$ 44,580,344
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to customers	$ 4,989,555
Commissions payable	3,467,651
Payables to retirement plan	774,994
Accounts payable and accrued expenses	6,456,966
Income taxes payable	41,355
Note payable	530,636
Deferred advisory revenue	79,978
Subchapter S distributions payable	540,600
Total liabilities	16,881,735
Stockholders' equity	
Capital stock	
Voting; authorized 10,000 shares at $.001 par; issued – 1,204 shares	1
Nonvoting; authorized 1,000,000 shares at $.001 par; issued – 119,254 shares	119
Additional paid-in capital	570,306
Retained earnings	27,341,829
Less: Treasury stock – 12,511 shares at cost	(213,646)
Total stockholders' equity	27,698,609
Total liabilities and stockholders' equity	$ 44,580,344

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1 ORGANIZATION

Lincoln Investment Planning, Inc. and Subsidiaries (the Company) is in the business of providing financial services. Lincoln Investment Planning, Inc. (Lincoln) is a broker/dealer registered with the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the U.S. Securities and Exchange Commission and was incorporated in November 1968. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the U.S., with a primary concentration in the Eastern and Central regions.

LIP Holding, Inc. (LIPH) is a wholly owned subsidiary of Lincoln. The main business activities of LIPH include managing securities owned and collecting the income derived from those assets.

Linjersey, Inc. is a wholly owned subsidiary of Lincoln formed in January 2008. Linjersey, Inc. purchased the assets of a New Jersey-based financial services provider specializing in 403(b) retirement plans and individual IRAs.

Lingren, Inc. is a wholly owned subsidiary of Lincoln formed in February 2009. Lingren, Inc. purchased the assets of a Washington State-based financial services provider specializing in 403(b) retirement plans and individual IRAs.

Lincoln Acquisition Corporation (LAC) is a wholly owned subsidiary of Lincoln. LAC owns 100% of the stock of both Linmass, Inc. and Linchic, Inc. Linmass, Inc. acquired the assets of a Massachusetts-based broker/dealer and the book of business of that broker/dealer's majority shareholder. Linchic, Inc. purchased the assets of a Chicago-based financial services provider which was transacting securities business through Lincoln.

All securities business of Linmass, Inc., Linchic, Inc., Linjersey, Inc., and Lingren, Inc. is transacted through financial representatives registered with Lincoln.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of Estimates

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days at the time of purchase.

Income Taxes

The Company has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code and Pennsylvania Revenue Code. Under these provisions, the Company does not pay Federal or Pennsylvania corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal and various state and local income taxes on their share of the Company's taxable income. The Company pays taxes in certain states and local jurisdictions where Subchapter S is not recognized.

In July 2006, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*. Accounting principles generally accepted in the United States require Company management to evaluate uncertain tax positions taken by the Company. This interpretation clarified the accounting for uncertainty in income taxes recognized in financial statements. Under ASC 740-10, a tax benefit is recognized when it is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit, which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis. A tax position failing to qualify for initial recognition is recognized in the first interim period in which it meets the ASC 740-10 statute of limitations. De-recognition of a previously recognized tax position occurs following the determination that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company is subject to routine audits by taxing jurisdictions; during 2011, the Company received a tax assessment from the City of Philadelphia (City), challenging a tax position related to previous years. The Company has filed a Petition for Appeal with the City in response to the tax assessment and is currently awaiting a response from the City.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Management believes that it is reasonably possible that their challenge will be upheld upon appeal within the next 12 months. At December 31, 2011, based on the available information, Management believes that the estimated amount of contingent loss related to this matter will not be material to the consolidated statement of financial condition and hence no accrual for such was recorded. Except as noted above, Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2011, there are no other uncertain positions taken or expected to be taken.

The Company is subject to routine examination by taxing jurisdictions. The Company believes it is no longer subject to income tax examinations prior to 2007.

Securities Owned

Investment transactions are accounted for on a trade-date basis. Investments are carried at fair value.

Fixed Assets

Fixed assets include furniture and fixtures, which are depreciated using the straight-line method over the estimated useful life of the assets of five years.

Goodwill and Intangible Assets

Goodwill and other intangible assets are accounted for in accordance with the requirements of ASC 350, *Intangibles–Goodwill and Other*. Goodwill is tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more likely than not reduce the fair value of the Company below its carrying value.

Customer lists are amortized over eight years. The Company performs periodic analyses and adjusts, through accelerated amortization, any impairment of customer lists. Covenants not to compete are amortized over the related contract term.

The Company performed an annual impairment evaluation as of December 31, 2011 and noted there was no impairment to any of its goodwill or intangible assets.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Provision for Doubtful Accounts

The Company provides for a provision for doubtful accounts for advances to and notes receivable from financial representatives and others based on experience and specifically identified risks. Advances to financial representatives and notes receivable to financial representatives and others are considered delinquent when management determines recovery is unlikely and the Company ceases collection efforts.

Notes receivable from financial representatives and others

The Company's notes receivable balance primarily consist of notes receivables from financial representatives. These interest bearing note agreements are given to financial representatives to assist them in purchasing a book of business. The repayment term of the note ranges from 6 months to 10 years depending on the size of the advance.

The Company maintains a provision for doubtful accounts and changes in the provision are recorded as an adjustment to general and administrative expenses on the consolidated statements of income. The Company determines the amount of the provision based on specific identification of material amounts at risk by financial representatives and maintains a reserve based on its historical collection experience. The adequacy of this provision is assessed on a monthly basis by evaluating all known factors, such as the aging of the receivables, historical collection experience, the economic and competitive environment and changes in the creditworthiness and employment status of the financial representatives. Although management believes its provision is adequate, it cannot anticipate with any certainty the changes in the financial condition of its financial representatives. As a result, The Company records adjustments to the provision for doubtful accounts in the period in which the new information that requires an adjustment to the reserve becomes known.

The accrual of interest is discontinued for all notes classified as doubtful and nonperforming. A note returns to accrual status when it is classified as performing. The note, at that time, recaptures the interest not accrued during the non-accrual period. Payments received for notes on nonaccrual status are applied first to outstanding interest due on the notes and then to outstanding principal. A note is considered impaired under applicable accounting guidance if collection thereon is classified as doubtful; that is, when based on current information, it is probable that the Company will be unable to collect the scheduled amounts due according to the contractual terms of the note agreement.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Recently Adopted Accounting Guidance

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06 (ASU 2010-06), *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*, which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers.

Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance for the disclosure on the roll forward activities for Level 3 fair value measurements became effective for us with the reporting period beginning January 1, 2011. The adoption of this new guidance did not have a material impact on the Company's consolidated statement of financial condition.

In July 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-20 (ASU 2010-20), *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* ASU 2010-20 requires additional disclosures regarding an entity's provision for credit losses and the credit quality of its financing receivables with maturities greater than one year and related accounting disclosures. The primary impact to the Company was additional disclosures about the credit quality and provision for credit losses for notes receivable from financial representatives and others which are included in Note 2. The guidance is effective for annual reporting periods ending on or after December 15, 2011 and became effective for the Company beginning with the December 31, 2011 consolidated statement of financial condition.

Recent Accounting Pronouncement

In May 2011, the FASB issued Update No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, which generally aligns the principals of measuring fair value and for disclosing information about fair value measurements with International Financial Reporting Standards. This guidance is effective for annual reporting periods beginning after December 15, 2011 (January 1, 2012 for our Company). We are currently evaluating the impact that the new guidance will have on the Company's consolidated statement of financial condition.

NOTE 3 SERVICE AGREEMENT

On May 12, 2010, the Company entered into a services agreement (the Agreement) with Great American Advisors, Inc. (GAA) and Great American Financial Resources, Inc. (GAFRI). The Agreement provides for an introduction by GAA and GAFRI of GAA's financial representatives (Financial Reps) to the Company and to assist with the transition of those Financial Reps who elect to join and then transfer their registrations to the Company. The Agreement covers services provided by the parties starting on May 12, 2010 and remains in effect until August 1, 2013. Under the terms of the Agreement and in return for services provided by GAFRI and/or GAA, the Company will pay a fee for services (Service Fee) of up to $1.5 million. The amount of the Service Fee is contingent upon the level of the net commission run rate achieved by the Financial Reps for the 12 months ended July 31, 2011. The Agreement also provides for a service fee offset (the Offset) of up to $1.5 million. Should the Company achieve the certain targeted levels of sales of GAFRI products, or GAFRI fails to maintain high-quality products, as defined in the agreement, the Offset will be the same amount as the Service Fee, resulting in no net cost for the services.

NOTE 4 CASH – SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $5,836,074 is segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 5 RETIREMENT PLAN

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan that cover employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of employment and are able to enroll on a quarterly basis. Employees are eligible for the profit-sharing component after completing 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 75% of their salaries, or $16,500, with an opportunity for participants 50 years of age or older during the plan year to contribute an additional $5,500. The Company contributes an amount equal to 50% to 100% of the participant's contribution up to 5% of compensation based on years of service. Participants are always fully vested in their contributions and Company contributions become fully vested to the participants after six years of continued employment.

NOTE 6 DEFERRED COMPENSATION PLAN

In 2005, the Company adopted a deferred compensation plan for certain executives. This plan entitles certain eligible executives to a percentage of the appreciation in the estimated fair value of the Company as determined by a formula for periods subsequent to each participant's initial eligibility date. Such amounts are generally payable upon the retirement of the executive over a payment schedule ranging from five to 10 years, depending on the age of the executive upon termination and are included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition.

NOTE 7 GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets are composed of the following:

Goodwill	$ 468,185
Sales representative relationship	1,203,188
Customer lists	1,301,000
Covenant not to compete	588,600
Total	3,560,973
Less: Accumulated amortization	(1,309,244)
Net	$ 2,251,729

Goodwill is related to an acquisition of a business in the New England area in 2000 and a Washington State-based financial services provider during 2009 and is not amortized. During the year, the Company sold a partial share of a book of business, which was acquired in prior years as a result of the acquisition of Linmass, Inc., to a financial representative. The sales representative relationship asset is related to the acquisition of the Washington State-based financial services provider and is not amortized. The customer lists are related to the acquisition of a Chicago-based financial services provider during 2005 and a New Jersey-based financial services provider during 2008, and are being amortized over eight years. Non-amortized intangible assets are subject to periodic review for impairment, and are written down as applicable. The covenant not to compete is related to the acquisition of the Chicago-based financial services provider, the New Jersey-based financial services provider, and the Washington State-based financial services provider and is being amortized over five years.

NOTE 8 FAIR VALUE MEASUREMENTS

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the asset or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability, developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumption market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. The inputs and valuation techniques used to measure fair values of the Company's investments are summarized into three broad levels as described in the hierarchy below:

- *Level 1*: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date.

- *Level 2*: Quoted prices for similar assets or liabilities, or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability through corroboration with observable market date.

- *Level 3*: Pricing inputs are unobservable and significant to the fair value of the assets or liability, that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability.

The hierarchy established under ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's investments are classified within the hierarchy based on the lowest level of input that is significant to the fair value measurement. The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those securities. In determining the fair value of our investments, we utilized observable market prices and observable market parameters. In the case of investments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the investment is principally traded.

NOTE 8 FAIR VALUE MEASUREMENTS *(continued)*

The following table sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at December 31, 2011:

	Level 1	Level 2	Level 3	Fair Value
Equity mutual funds				
U.S. domestic equities	$ 1,461,572	$ -	$ -	$ 1,461,572
Global equities	173,660	-	-	173,660
Equity and fixed income blend	1,848,985	-	-	1,848,985
Other	167,377	-	-	167,377
Money market mutual funds	51,044	-	-	51,044
Total	$ 3,702,638	$ -	$ -	$ 3,702,638

NOTE 9 COMMISSIONS AND OTHER FEES RECEIVABLE

Commissions and other fees receivable arise from selling mutual fund shares and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which their customers invest.

Securities owned by customers are held as collateral for receivables from customers. The value of such securities equals or exceeds the amount of the receivables. Such collateral is not reflected in the consolidated statement of financial condition.

NOTE 10 PAYABLES TO CUSTOMERS

Payables to customers include amounts due on cash transactions.

NOTE 11 COMMITMENTS AND CONTINGENCIES

The Company conducts its operations in leased facilities under leases that expire at various dates. The Company's headquarters are in Wyncote, Pennsylvania, and its sales offices are maintained in several other locations.

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. It is not possible to forecast the outcome of such lawsuits/arbitrations. However, because of existing insurance, management believes that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

NOTE 11 COMMITMENTS AND CONTINGENCIES *(continued)*

As with many financial services companies, from time to time, the Company received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and sales practices of the financial services industry. In each case, the Company believes full cooperation has been given and is being provided. Management believes that there are no regulatory issues pending that would have a material adverse effect on the Company's operations or financial position.

NOTE 12 AGREEMENTS WITH CARRYING BROKER

The Company has entered into an agreement with a broker (the Carrying Broker) to execute certain securities transactions on behalf of its customers. The Company discloses these arrangements to its customers. The Company is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Carrying Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

NOTE 13 RELATED-PARTY TRANSACTIONS

The Company's headquarters are leased under an operating lease agreement with 218 Glenside Partnership, Ltd. Certain stockholders of the Company own the Partnership.

The Company rents computer equipment, other equipment and furniture, and fixtures for its headquarters and other offices from For Lease, Inc., owned by certain stockholders.

At December 31, 2011, the Company also had a receivable due from For Lease, Inc. in the amount of $145,000, related to advanced cash provided to For Lease, Inc. to help fund its operations. This amount is reflected in notes receivable from financial representatives and others on the consolidated statement of financial condition.

The Company received administrative service fees from Lincoln Investment Planning Insurance Agency, Inc., a corporation owned by the Company's president and stockholder.

NOTE 14 SUBORDINATED DEBT

A subsidiary of the Company has issued a collateralized secured demand note payable to Lincoln and Lincoln issued subordinated debt to the subsidiary each in the amount of $2,300,000. Per the terms of the secured demand note collateral agreement, certain securities held by the subsidiary and pledged as collateral. The subordinated liability is available in computing net capital under the SEC's uniform net capital rule and has been approved by FINRA for inclusion in the Company's net capital computations. Both the subordinated debt and secured demand note bear interest at 7% and have a scheduled maturity date of December 31, 2019. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. There were no changes in these balances in 2011.

NOTE 15 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. A broker/dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspensions, or expulsion. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000, or 2%, of aggregate debit balances arising from customer transactions. At December 31, 2011, the Company had net capital of $10,512,450, which was 739% of aggregate debit balances and $10,262,450 in excess of the minimum net capital requirement. We have consistently operated in excess of our capital adequacy requirements.

Subchapter S distribution payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. Under the alternative method, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its stockholders or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar net capital requirement.

NOTE 16 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2012, the date the consolidated statement of financial condition were available to be issued, and has determined that there are no material events that require recognition or disclosure in the Company's consolidated statement of financial condition, other than those listed below.

On February 3, 2012, the Company and CAI Acquisition, Inc., entered into an agreement with Capital Analysts Incorporated (CAI) and Columbus Life Insurance Company to purchase the assets of CAI (the Transaction). A summary of the Transaction and the related application for approval under FINRA Rule 1017 has been submitted to FINRA. CAI Acquisition, Inc. is a newly formed legal entity which will be an affiliate of the Company and will purchase the assets of CAI after regulatory approval has been received.

Mitchell & Titus, LLP

www.mitchelltitus.com

Stock No. S144MT